SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         The Bear Stearns Companies Inc.
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                                (Name of Issuer)


                          Common Stock, par value $1.00
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                         (Title of Class of Securities)


                                    073902108
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                                 (CUSIP Number)


                     James E. Cayne, Chairman of the Board,
     The Bear Stearns Companies Inc., 383 Madison Avenue, New York, NY 10179
                                 (212) 272-2000

                                 with a copy to:
                                 Dennis J. Block
                        Cadwalader, Wickersham & Taft LLP
                 One World Financial Center, New York, NY 10281
                                  212-504-5555
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               February 14, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James E. Cayne
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions) (a)|_|  (b)|_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS (See Instructions)
      PF, OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
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                            7    SOLE VOTING POWER
                                 6,963,170
                                 (See Item 5)
         NUMBER OF          ----------------------------------------------------
          SHARES
       BENEFICIALLY         8    SHARED VOTING POWER OWNED BY
         OWNED BY                0
           EACH             ----------------------------------------------------
         REPORTING
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH                  6,963,170
                                 (See Item 5)
                            ----------------------------------------------------

                            10   SHARED DISPOSITIVE POWER
                                 0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,008,839 (See Item 5)
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)     |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.79%
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14    TYPE OF REPORTING PERSON (See Instructions)
      IN

            This Amendment No. 2 amends the statement on Schedule 13D (the "Schedule 13D") originally filed by James E. Cayne with the Securities and Exchange Commission on October 9, 2001, as amended by Amendment No. 1 filed on September 19, 2003, relating to shares of common stock, par value $1.00 per share ("Common Stock"), of The Bear Stearns Companies Inc. (the "Corporation").

            Items 2, 3, 5 and 6 of Schedule 13D are amended as follows:

Item 2. Identity and Background.

Item 2(c) is hereby amended as follows:

            The Reporting Person's present occupation is Chairman of the Board and a director of the Corporation. The address of the Corporation is 383 Madison Avenue, New York, New York 10179.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3. is hereby amended as follows:

            The Reporting Person acquired beneficial ownership of shares of Common Stock in connection with the succession of the Corporation to the business of Bear, Stearns & Co., a New York limited partnership. The Reporting Person has also acquired beneficial ownership of shares of Common Stock pursuant to the Corporation's Performance Compensation Plan (the "Performance Compensation Plan"), and the Reporting Person has acquired and will acquire beneficial ownership of shares of Common Stock pursuant to the Corporation's Capital Accumulation Plan for Senior Managing Directors (the "Capital Accumulation Plan") and the Corporation's Stock Award Plan (the "Stock Award Plan"). As of February 14, 2008, the Reporting Person has beneficial ownership of 704,592 shares of Common Stock representing shares issuable pursuant to presently exercisable options acquired pursuant the Stock Award Plan. As of February 14, 2008, the Reporting Person expects to acquire beneficial ownership of 1,181 shares of Common Stock, consisting of a corresponding number of stock units ("CAP Units") issued under the Capital Accumulation Plan, which are expected to be distributed as shares of Common Stock in March 2008. All of such shares were acquired (and in the future will be acquired) pursuant to the respective terms of such compensation, benefit and similar plans, in consideration of services rendered and, in the case of shares to be acquired pursuant to an exercise of options granted under any such compensation and benefit plan, will be acquired by payment of the exercise price of such options.

Item 5. Interest in Securities of the Issuer.

Item 5. (a), (b), (c), (d) and (e) are hereby amended as follows:

            (a) According to information provided by the Corporation, as of January 16, 2008, the Corporation had issued and outstanding 118,090,675 shares of Common Stock and an additional 27,316,339 shares of Common Stock were issued to The Bear Stearns Companies Inc. 2008 Trust (the "Trust") on February 14, 2008.

            The Reporting Person is the beneficial owner of 7,008,839 shares of Common Stock or 4.79% of the outstanding Common Stock, consisting of: (i) 5,612,922 shares of Common Stock owned directly, (ii) 704,592 shares of Common Stock representing shares issuable pursuant to presently exercisable options acquired pursuant to the Stock Award Plan, (iii) 1,181 shares of Common Stock which the Reporting Person has a right to acquire within approximately 60 days in connection with the distribution of CAP Units under the Capital Accumulation Plan, (iv) 45,669 shares of Common Stock held by the Reporting Person's spouse,
(v) 180,315 shares of Common Stock held by The James E. Cayne and Patricia D. Cayne Charitable Trust (the "Charitable Trust") and (vi) 464,160 shares underlying awards granted to the Reporting Person under the Capital Accumulation Plan and held in trust pursuant to the Corporation's 2008 Trust Agreement (see
Item 6). The Reporting Person expressly disclaims beneficial ownership of the 45,669 shares of Common Stock held by the Reporting Person's spouse. In addition, except to the extent of his fiduciary voting and investment power with respect to the shares of Common Stock held by the Charitable Trust, the Reporting Person has no beneficial interest, and expressly disclaims any beneficial ownership, in the 180,315 shares of Common Stock held by the Charitable Trust.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 6,963,170 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 6,963,170 shares of Common Stock. The Reporting Person's spouse has the sole power to vote, or to direct the vote of, 45,669 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 45,669 shares of Common Stock.

            (c) The Reporting Person sold 172,621 shares in open market sales on December 21, 2007 at $89.01 per share. The Charitable Trust sold 15,500 shares in open market sales on December 26, 2007 at $87.8647 per share.

            (d) The Charitable Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 180,315 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 45,669 shares of Common Stock beneficially owned by the Reporting Person.

            (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on February 14, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6. is hereby amended as follows:

            The Reporting Person has acquired beneficial ownership of shares of Common Stock pursuant to the Performance Compensation Plan, a copy of which is attached to the Schedule 13D originally filed by the Reporting Person. The Reporting Person has acquired and will acquire beneficial ownership of shares of Common Stock pursuant to the Capital Accumulation and the Stock Award Plan, copies of which were attached to the Schedule 13D originally filed by the Reporting Person.

            Pursuant to the Capital Accumulation Plan, prior to the Reporting Person's retirement on January 8, 2008, he received a portion of his annual compensation in the form of CAP Units, as established by the Compensation Committee, which CAP Units vest over three years. After a five-year period from the date of grant, the Reporting Person will be entitled to receive a number of freely transferable shares of Common Stock equal to the number of CAP Units then credited to his capital accumulation account plus cash in the amount, if any, of his cash balance account at the end of such period.

            Under the Stock Award Plan, the Compensation Committee determined the terms and conditions of options previously granted to the Reporting Person prior to his retirement within the parameters of the Stock Award Plan and the number of shares covered by each option. Options granted to the Reporting Person under the Stock Award Plan have a ten-year term, were granted with exercise prices equal to the fair market value of the Common Stock on the date of grant and become exercisable after three years. The Reporting Person's unexercised options that were exercisable on the date of his retirement will expire on their stated expiration date. The Reporting Person's unexercised options that become exercisable after the date of his retirement shall expire on the second anniversary of the exercise date of such options.

            Except as otherwise required by law, CAP Units may not be assigned or transferred except to the Reporting Person's designated beneficiaries upon his death. Subject to limited exceptions set forth in the Stock Award Plan, options are not assignable or transferable except by will or by the laws of descent and distribution. Options do not grant any privileges as a stockholder with respect to any shares of Common Stock until the options are exercised. Holders of CAP Units are entitled to vote the shares of Common Stock underlying the CAP Units.

            Shares acquired pursuant to privately negotiated or open market transactions are not subject to any voting or disposition restrictions.

            Pursuant to the Corporation's 2008 Trust Agreement (the "Trust Agreement"), a copy of which is attached as Exhibit E, the Corporation established the Trust for the purpose of holding shares of Common Stock underlying awards granted to selected employees and certain key executives under the Capital Accumulation Plan and the Corporation's Restricted Stock Unit Plan. The Corporation has initially funded the Trust with 27,316,339 shares of Common Stock, of which the Reporting Person has the power to direct the voting of 464,160 shares. Pursuant to the Trust Agreement, Wilmington Trust Company, an independent trustee, will vote the shares held in the Trust in accordance with the instructions received from the participants entitled to such awards.

Item 7. Material to be Filed as Exhibits.

          Exhibit E -   The Bear Stearns Companies Inc. 2008 Trust Agreement
                        dated February 14, 2008 (incorporated by reference to Exhibit 10.1 to the Corporation's Current Report on Form
                        8-K filed on February 20, 2008).

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 20, 2008

                                       JAMES E. CAYNE


                                       /s/ James E. Cayne
                                       --------------------------------